UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

TIDEWATER INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

88642R109
(CUSIP Number)

JUNE 20, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	88642R109	SCHEDULE 13G	Page	2	of	10

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 250,012 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 250,012 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,012 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	88642R109	SCHEDULE 13G	Page	3	of	10

1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 250,012 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 250,012 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,012 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	88642R109	SCHEDULE 13G	Page	4	of	10

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 250,012 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 250,012 (See Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,012 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	88642R109	SCHEDULE 13G	Page	5	of	10

Item 1.
	(a)	Name of Issuer:

Tidewater Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

842 West Sam Houston Parkway North, Suite 400 Houston, Texas 77024

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Millennium Management LLC 399 Park Avenue New York, New York 10022 Citizenship: Delaware

Millennium Group Management LLC 399 Park Avenue New York, New York 10022 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 399 Park Avenue New York, New York 10022 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.001 per share ("Common Stock")

	(e)	CUSIP Number:

88642R109

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   See response to Item 9 on each cover page.

   After acquiring beneficial ownership of more than 5% of the outstanding Common Stock on June 20, 2024, the reporting persons ceased to be beneficial owners of more than 5% of the outstanding Common Stock by the date of this filing.

(b) Percent of Class:

   See response to Item 11 on each cover page.

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   See response to Item 5 on each cover page.

CUSIP No.	88642R109	SCHEDULE 13G	Page	7	of	10

(ii) Shared power to vote or to direct the vote

   See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of

   See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of

   See response to Item 8 on each cover page.

   The securities disclosed herein as potentially beneficially owned by Millennium Management LLC, Millennium Group Management LLC and Mr. Englander are held by entities subject to voting control and investment discretion by Millennium Management LLC and/or other investment managers that may be controlled by Millennium Group Management LLC (the managing member of Millennium Management LLC) and Mr. Englander (the sole voting trustee of the managing member of Millennium Group Management LLC). The foregoing should not be construed in and of itself as an admission by Millennium Management LLC, Millennium Group Management LLC or Mr. Englander as to beneficial ownership of the securities held by such entities.

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of June 24, 2024, by and among Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 24, 2024

MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander

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EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Tidewater Inc. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 24, 2024

MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander